Exhibit 99.1

Pembina Pipeline Corporation Reports Strong First Quarter 2017 Results

Delivered record operational and financial results with continued success in capital program execution; announced strategic business combination

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, AB, May 4, 2017 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the first quarter of 2017.

Financial Overview

($ millions, except where noted)	3 Months Ended March 31 (unaudited)
	2017	2016
Conventional Pipelines revenue volumes (mbpd)(1)(2)	691	670
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	975	880
Gas Services revenue volumes net to Pembina (mboe/d)(2)(3)	171	113
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	173	141
Total volume (mboe/d)(3)	2,010	1,804
Revenue	1,485	1,017
Net revenue(4)	554	394
Operating margin(4)	407	315
Gross profit	381	237
Earnings	215	102
Earnings per common share – basic and diluted (dollars)	0.49	0.23
Adjusted EBITDA(4)	363	269
Cash flow from operating activities	326	271
Cash flow from operating activities per common share – basic (dollars)(4)	0.82	0.72
Adjusted cash flow from operating activities(4)	308	209
Adjusted cash flow from operating activities per common share – basic (dollars)(4)	0.77	0.56
Common share dividends declared	191	172
Preferred share dividends declared	19	14
Dividends per common share (dollars)	0.48	0.46
Capital expenditures	709	375

	3 Months Ended March 31 (unaudited)
	2017		2016
($ millions)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)
Conventional Pipelines	188	134	175	128
Oil Sands & Heavy Oil	54	36	52	33
Gas Services(5)	92	70	53	37
Midstream(5)	220	165	114	114
Corporate		2		3
Total	554	407	394	315

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."
(5)	The amounts presented for Midstream and Gas Services consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."

Pembina Pipeline Corporation

Financial Highlights

•	Generated year-to-date earnings of $215 million in the first quarter of 2017, a 111 percent increase over the same period of the prior year;

•	Realized record financial results for operating margin, earnings per share, adjusted EBITDA, adjusted cash flow from operating activities and adjusted cash flow from operating activities per share;

•	Adjusted EBITDA was $363 million during the first quarter of 2017, 35 percent higher than the first quarter of 2016;

•	Cash flow from operating activities was $326 million for the three months ended March 31, 2017 compared to $271 million for the same period in 2016, an increase of 20 percent. Adjusted cash flow from operating activities increased by 47 percent to $308 million in the first quarter of 2017 compared to the respective quarter in 2016;

•	On a per share (basic) basis during the quarter, cash flow from operating activities increased 14 percent compared to the same period of the prior year; and

•	Raised $600 million of gross proceeds through the issuance of medium-term notes.

Operational Highlights

•	Gas Services generated record quarterly revenue volumes of 1,024 MMcf/d in the first quarter of 2017, representing an increase of 52 percent compared to the first quarter of 2016;

•	First quarter 2017 NGL sales volumes reached a record 173 mboe/d, a 23 percent increase compared to the respective period in 2016;

•	Conventional Pipelines' first quarter revenue volumes increased to a record 691 mbpd in 2017 compared to 670 mbpd in the first quarter of 2016; and

•	Employees worked over 755,000 hours in the first quarter of 2017 with no employee lost-time injuries while executing record quarterly capital expenditures of $709 million.

"We've had a very successful start to a transformational year in 2017," said Mr. Dilger, Pembina's President and Chief Executive Officer. "I'm happy to report that we delivered another quarter of solid financial results and record volumes on our systems, reaching over two million barrels of oil equivalent per day. Our business development successes so far this year have also been impressive. We secured an exciting opportunity to grow our presence in the Duvernay through our previously announced infrastructure development and service agreement, announced $325 million in capital for our Phase IV and V pipeline expansions and identified a potential west coast propane export terminal site."

"I am also very excited about our announcement on May 1, 2017, where we shared our intentions to combine with Veresen to create a larger-scale, more diversified, premier energy infrastructure company," added Mr. Dilger. "Among the many benefits we see from this combination, this transaction will allow for greater future growth opportunities, thereby enabling us to continue generating long-term, industry-leading shareholder returns."

"Building on this year's success and ongoing financial strength, we were also pleased to have announced a 6.25 percent dividend increase, which marks our sixth consecutive year of increasing the dividend. In addition, we also suspended our dividend reinvestment program," continued Mr. Dilger.

Mr. Dilger concluded: "We are nearing completion of approximately $4 billion in large-scale, capital projects set to be placed into service this year. We will soon realize the associated incremental cash flows from these multi-year construction projects, which will drive increased financial performance. In fact, by next year in 2018, we expect adjusted EBITDA to reach approximately $1.8 to $1.9 billion – essentially doubling our 2015 adjusted EBITDA; this increases to $2.55 to $2.75 billion, should the transaction with Veresen successfully close."

Pembina Pipeline Corporation

Strategic Business Combination Announcement

•	On May 1, 2017, Pembina and Veresen Inc. announced that they have entered into an arrangement agreement where Pembina is offering to acquire all the issued and outstanding shares of Veresen Inc. to create one of the largest energy infrastructure companies in Canada. The transaction is valued at approximately $9.7 billion (including Veresen's debt, which includes subsidiary debt, and preferred shares) and will result in a combined pro-forma enterprise value of approximately $33 billion. The combined entity will be able to provide customers a highly-integrated service offering not only across the hydrocarbon liquids value chain, but also the natural gas value chain. With an aggregate portfolio of over $6 billion in secured projects and a strong balance sheet, the company expects to be favourably positioned to secure and execute future growth opportunities due to its expanded geographic footprint and enhanced capabilities, thereby continuing to drive strong shareholder returns. The combined entity will also offer an attractive and sustainable cash dividend, which would be entirely underpinned by fee-based cash flows. The transaction is expected to close late in the third quarter or early in the fourth quarter of 2017 and is subject to Veresen shareholder and certain regulatory approvals. Upon closing of this transaction, Pembina will also increase its monthly dividend by 5.9 percent to $0.18 cents per common share.

New Developments in 2017 and Growth Projects Update

•	Pembina's $2.4 billion Phase III pipeline expansion is nearly complete and construction continues on the largest section of the project between Fox Creek and Namao, Alberta. Remaining activities include finalization of commissioning activities on pump stations and the completion of final welds, testing and cleanup on this segment. The project continues to track slightly under budget and on-schedule for a July 2017 in-service date;

•	Given ongoing customer demand for capacity, Pembina is progressing the Phase IV and Phase V expansions of its pipeline infrastructure. Phase IV will add approximately 180 mbpd of capacity between Fox Creek and Namao, Alberta and Phase V will add approximately 260 mbpd between Lator and Fox Creek, Alberta. Pembina expects to put these expansions into service in late 2018 for a total estimated capital cost of $325 million;

•	Development in the Duvernay area continues as Pembina continues its infrastructure development and expands its position in the area. For Pembina's 100 MMcf/d Duvernay I plant, engineering is 90 percent complete, with all major equipment onsite and the sales product pipelines now installed. Engineering for the associated field hub is 80 percent complete with all civil and piling work finished. Pembina also entered into a 20-year infrastructure development and service agreement with a multi-national, investment grade customer in respect of the Duvernay which has the potential to represent a material investment for the Company over the coming years;

•	Pembina is expanding the gathering and inlet facilities at its Kakwa River Facility to accommodate incremental development along with increasing liquids handling capabilities;

•	Construction of the Company's third fractionator at Redwater is complete with commissioning now underway. The project, which continues to trend on-budget, is expected to be completed in July 2017;

•	Pembina continues to advance construction of infrastructure in support of North West Redwater Partnership's refinery and has completed over 80 percent of the overall project;

•	At Pembina's Canadian Diluent Hub, pipeline connectivity was completed in early 2017, with volumes flowing to third-party diluent pipelines. Additionally, 95 percent of above ground tank construction is now complete;

•	In April 2017, Pembina signed a non-binding letter of intent identifying Watson Island, Prince Rupert, as a potential site for a west coast propane export terminal; and

•	In December 2016, Pembina's proposed propane dehydrogenation and polypropylene facility was conditionally awarded $300 million in royalty credits from the Alberta Government's Petrochemicals Diversification Program. Following project sanctioning, the facility would be constructed in close proximity to the Company's Redwater Fractionation complex.

Pembina Pipeline Corporation

Dividends

•	Declared and paid dividends of $0.16 per qualifying common share in January, February and March 2017 for the applicable record dates;

•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; and Series 13: $0.359375 to shareholders on record as of February 1, 2017;

•	Announced on April 3, 2017 that the Company's Board of Directors approved a 6.25 percent increase in Pembina's monthly common share dividend rate (from $0.16 per common share to $0.17 per common share and declared a monthly dividend of $0.17 payable, subject to applicable law, on May 15, 2017 to shareholders of record on April 25, 2017; and

•	On March 7, 2017, the Company's Board of Directors suspended, until further notice, its Premium DividendTM 1 and Dividend Reinvestment Plan ("DRIP"), effective April 25, 2017.

First Quarter 2017 Conference Call & Webcast

Pembina will host a conference call on Friday, May 5, 2017 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the first quarter of 2017. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 12, 2017 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 15480289.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering:

http://event.on24.com/r.htm?e=1307553&s=1&k=AB5E15E3786D8EB4AE79BCA104ECFE1C in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual General Meeting of Shareholders

The Company will hold its annual general meeting of shareholders ("AGM") on Friday, May 5, 2017 at 2:00 p.m. MT (4:00 p.m. ET) at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada.

A live webcast of Pembina's AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering:

http://event.on24.com/r.htm?e=1346919&s=1&k=4A258BF189ABB38A8CD0BEF7AFF390AC

Participants are recommended to register for the webcast at least 10 minutes before the presentation start time.

2017 Investor Day

Pembina will hold an Investor Day on Tuesday, May 16, 2017 at One King West Hotel in Toronto, Ontario.

For parties interested in attending the event, please email investor-relations@pembina.com to request an invitation.

1 TM denotes trademark of Canaccord Genuity Corp.

Pembina Pipeline Corporation

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "estimate", "potential", "planned", "future", "continue" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; with respect to the proposed acquisition of Veresen Inc. (the "Transaction"): the expected closing date, anticipated benefits, expected size of the resulting entity, anticipated synergies (including strategic integration and diversification opportunities), and future dividends, including the proposed increase in amount thereof, which may be declared on Pembina's common shares and any future dividend payment date; anticipated adjusted EBITDA projections for 2018 and financial performance expectations resulting from Pembina's capital expenditures; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders; and expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the ability of Pembina and Veresen Inc. to satisfy the conditions to closing of the Transaction; oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Pembina Pipeline Corporation

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the abilities of the parties to the Transaction to receive, in a timely manner, the necessary court, regulatory, securityholder, stock exchange and other third-party approvals; the ability of the parties to the Transaction to satisfy, in a timely manner, the other conditions to closing of the Transaction; the failure to realize the anticipated benefits or synergies of the Transaction following closing due to integration issues or otherwise; the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2018 Adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and will be brought into service in 2017 on 2018 full-year financial results. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share (also known as "cash flow per share" and "adjusted cash flow per share"), which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended March 31, 2017, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

Pembina Pipeline Corporation

For further information:

Investor Relations

Scott Burrows, Vice President, Finance & Chief Financial Officer

(403) 231-3156

1-855-880-7404

E-mail: investor-relations@pembina.com

www.pembina.com

Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 4, 2017 and is supplementary to, and should be read in conjunction with, Pembina's consolidated financial statements for the period ended March 31, 2017 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2016. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures."

Readers should refer to page 30 for a list of abbreviations that may be used in this MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.

Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally-responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;

•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and

•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2017	2016
Conventional Pipelines revenue volumes (mbpd)(1)	691	670
Oil Sands & Heavy Oil contracted capacity (mbpd)	975	880
Gas Services revenue volumes net to Pembina (mboe/d)(1)(2)	171	113
Midstream NGL sales volumes (mbpd)	173	141
Total volume (mboe/d)	2,010	1,804
Revenue	1,485	1,017
Net revenue(3)	554	394
Operating expenses	107	94
Realized loss (gain) on commodity-related derivative financial instruments	40	(15)
Operating margin(3)	407	315
Depreciation and amortization included in operations	79	62
Unrealized (gain) loss on commodity-related derivative financial instruments	(53)	16
Gross profit	381	237
General and administrative expenses (excluding depreciation)	55	53
Net finance costs	30	40
Current tax expense	12	23
Deferred tax expense	67	15
Earnings	215	102
Earnings per common share – basic and diluted (dollars)	0.49	0.23
Adjusted EBITDA(3)	363	269
Cash flow from operating activities	326	271
Cash flow from operating activities per common share – basic (dollars)(3)	0.82	0.72
Adjusted cash flow from operating activities(3)	308	209
Adjusted cash flow from operating activities per common share – basic (dollars)(3)	0.77	0.56
Common share dividends declared	191	172
Dividends per common share (dollars)	0.48	0.46
Preferred share dividends declared	19	14
Capital expenditures	709	375

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.
(3)	Refer to "Non-GAAP Measures."

Pembina delivered strong financial and operational results in the first quarter of 2017. Revenue in the first quarter of 2017 was $1.5 billion compared to $1.0 billion for the same period in 2016. The increase in revenue for the quarter was driven by a larger asset base and improvements in NGL market pricing. Net revenue (revenue less cost of goods sold including product purchases) was $554 million for the first quarter of 2017 compared to $394 million in the same period of 2016. This increase was driven by higher sales and revenue volumes from new assets being placed into service in the Company's Midstream, Gas Services and Conventional Pipelines businesses.

Operating expenses were $107 million for the first quarter of 2017 compared to $94 million during the same period of 2016. This was predominantly driven by a larger asset base which resulted in higher labour, power and repairs and maintenance expenses.

Pembina Pipeline Corporation

During the first quarter of 2017, operating margin increased by 29 percent to $407 million compared to $315 million in the first quarter of 2016. This increase was driven by stronger performance across all businesses, including new assets placed into service and the Kakwa River acquisition.

Depreciation and amortization included in operations during the first quarter of 2017 was $79 million compared to $62 million for the same period in 2016. The increase was largely a result of the year-over-year growth in Pembina's asset base with the Company's pipeline system expansions and new gas processing plants and fractionation facilities which were recently placed into service as well as certain useful life adjustments.

Gross profit for the first quarter of 2017 was $381 million compared to $237 million during the first quarter of 2016. This 61 percent increase was a result of increased operating margin and increased unrealized gains on the market-to-market positions of commodity-related derivative financial instruments which was in a gain position of $53 million in the first quarter of 2017 compared to a loss of $16 million in the first quarter of 2016. These increases were partially offset by an increase in depreciation and amortization included in operations as noted above.

For the three-month period ended March 31, 2017, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $55 million compared to $53 million during the comparable period of 2016. This increase was largely due to higher compensation costs due to an increase in share price which impacted the measurement of Pembina's compensation plan liabilities and additional staff to support the growth in the Company's asset base. These increases were partially offset by reduced rent expense due to a decrease in non-cash and non-recurring rental provisions.

Net finance costs incurred during the first quarter of 2017 were $30 million compared to $40 million for the same period in 2016. This decrease was primarily due to fluctuations in the fair value of the convertible debentures conversion feature partially offset by increased interest expense.

Income tax expense for the first quarter of 2017 totaled $79 million, including current tax of $12 million and deferred tax of $67 million, compared to income tax expense of $38 million in 2016, including a current tax expense of $23 million and deferred tax expense of $15 million. Current tax expense for the first quarter of 2017 was lower than the comparable period in 2016 due mainly to lower taxable income allocations from partnerships in Pembina's corporate structure in 2017. The increase in deferred tax expense in the first quarter of 2017 resulted from a larger increase in accounting pools as compared to the increase in tax pools.

The Company's earnings were $215 million ($0.49 per common share – basic and diluted) during the first quarter of 2017 compared to $102 million ($0.23 per common share – basic and diluted) in the same period of 2016. Higher gross profit combined with lower net finance costs were partially offset by higher tax expense. Earnings attributable to common shareholders, net of dividends attributable to preferred shareholders, during the first quarter of 2017 were $196 million (first quarter of 2016: $86 million).

Pembina generated Adjusted EBITDA of $363 million during the first quarter of 2017 compared to $269 million for the same period in 2016. This 35 percent increase was due to higher gross profit, as discussed above.

Cash flow from operating activities for the quarter ended March 31, 2017 was $326 million ($0.82 per common share – basic) compared to $271 million ($0.72 per common share – basic) during the first quarter of 2016. This increase was primarily due to higher gross profit, partially offset by higher taxes paid and a reduced change in non-cash working capital.

Adjusted cash flow from operating activities for the first quarter of 2017 was $308 million ($0.77 per common share – basic) compared to $209 million ($0.56 per common share – basic) during the first quarter of 2016. Increased cash flow from operating activities (net of changes in non-cash working capital) and reduced current tax expense were partially offset by additional preferred share dividends.

Pembina Pipeline Corporation

2017 per common share metrics were also impacted by increased common shares outstanding due to the Premium Dividend™ and Dividend Reinvestment Plan ("DRIP").

Operating Results

	3 Months Ended March 31 (unaudited)
	2017		2016
($ millions)	Revenue(2)	Operating Margin(1)	Revenue(2)	Operating Margin(1)
Conventional Pipelines	188	134	175	128
Oil Sands & Heavy Oil	54	36	52	33
Gas Services(2)	92	70	53	37
Midstream(2)	220	165	114	114
Corporate		2		3
Total	554	407	394	315

(1)	Refer to "Non-GAAP Measures."
(2)	The amounts presented for Midstream and Gas Services consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."

Conventional Pipelines

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2017	2016
Revenue volumes (mbpd)(1)	691	670
Revenue	188	175
Operating expenses	53	46
Realized loss on commodity-related derivative financial instruments	1	1
Operating margin(2)	134	128
Depreciation and amortization included in operations	33	25
Gross profit	101	103
Capital expenditures	525	219

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Refer to "Non-GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a strategically located pipeline network of approximately 10,000 kilometers, inclusive of expansion projects discussed below that are currently under development. This network transports hydrocarbon liquids and extends across much of Alberta and parts of B.C., Saskatchewan and North Dakota. The primary objectives of this business are to provide safe, responsible, reliable and cost-effective transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding the Company's pipeline systems, managing revenue and following a disciplined approach to operating expenses.

Pembina Pipeline Corporation

Operational Performance

During the first quarter of 2017, Conventional Pipelines' revenue volumes averaged 691 mbpd. This represents an increase of three percent compared to the same period of 2016, when revenue volumes were 670 mbpd. Higher volumes were realized due to increased throughput on Pembina's Peace and Northern pipelines which achieved record throughput, the result of new connections commissioned since the prior quarter, as well as higher throughput from existing connections. In addition, higher revenue volumes were achieved on the Vantage pipeline system.

Financial Performance

During the first quarter of 2017, Conventional Pipelines generated revenue of $188 million, 7 percent higher than the $175 million generated in the same quarter of the previous year. This increase resulted from higher revenue volumes associated with new and existing connections on Pembina's Peace and Northern pipelines as well as the Vantage expansion being placed into service.

During the first quarter of 2017, operating expenses of $53 million were higher than the $46 million recognized in the first quarter of 2016. This increase was predominantly the result of higher integrity spending on Pembina systems during the first quarter of 2017 compared to the same period last year, as well as higher labour costs and increased power and general maintenance expenses associated with Pembina's system expansions.

Operating margin was $134 million in the first quarter of 2017 compared to $128 million for the same period of 2016. This increase was due to higher revenue during the first quarter of the current year, partially offset by the increased operating expenses, as discussed above.

Depreciation and amortization included in operations during the first quarter of 2017 was $33 million compared to the $25 million recognized during the same period of the prior year. The increase in 2017 was due to certain useful life adjustments, as well as additional in-service assets relating to Pembina's system expansions.

For the three months ended March 31, 2017, gross profit was $101 million compared to $103 million for the same period of 2016. This decrease was due to increased depreciation and amortization included in operations partially offset by higher operating margin.

Capital expenditures for the first quarter of 2017 totaled $525 million compared to $219 million for the same period of 2016. The majority of this spending is related to Pembina's ongoing pipeline expansion projects which are described below.

New Developments

Pembina has nearly completed the Phase III Expansion program and construction continues on the Fox Creek to Namao, Alberta, portion of the project. Remaining activities include finalization of commissioning activities on pump stations and the completion of final welds, testing and cleanup on this segment. Once complete, the Phase III Expansion is expected to provide a combined initial capacity of approximately 420 mbpd between Fox Creek and Namao. The overall project continues to track slightly under budget from the initial total capital cost of $2.4 billion with an expected in-service date of July 2017.

On April 3, 2017, due to ongoing customer demand, Pembina announced it is proceeding with two projects: (i) the Fox Creek and Namao Pump Stations (the "Phase IV Expansion"), which is comprised of two pump stations on the newly installed 24" pipeline from Fox Creek to Namao, Alberta and (ii) the Lator to Fox Creek Expansion (the "Phase V Expansion"), which is a new, approximately 95 kilometre, 20" pipeline from Lator to Fox Creek, Alberta.

Pembina Pipeline Corporation

The Phase IV Expansion is expected to increase capacity between Fox Creek and Namao by approximately 180 mbpd. The estimated capital costs for the two pump stations is approximately $75 million. Subject to regulatory and environmental approvals, Pembina expects to place this expansion into service in late 2018. Pembina has the ability to further expand capacity between Fox Creek and Namao to approximately 850 mbpd by adding additional pump stations.

The Phase V Expansion is aimed at addressing the current capacity constraints between Lator and Fox Creek and supporting future growth in the prolific Montney and Deep Basin resource plays. This $250 million project is expected to provide approximately 260 mbpd of additional capacity in this corridor and access to Pembina's downstream capacity at Fox Creek. Pembina has received regulatory and environmental approvals for the Phase V Expansion and clearing of the right-of-way is approximately 50 percent complete. The Company expects to bring this pipeline into service in late-2018.

Pembina is continuing the development of large-scale pipeline infrastructure in northeast B.C. (the "NEBC Expansion") to support the growing liquids-rich Montney resource play, which has an expected capital cost of $235 million. Regulatory approval from the B.C. Oil and Gas Commission was received and construction is almost 50 percent complete. Pembina expects to bring the pipeline into service on budget in late-2017.

Pembina is also advancing a $70 million pipeline lateral in the Altares area of B.C. (the "Altares Lateral") which will connect into the Company's NEBC Expansion. Environmental and regulatory approvals have been received and construction activities are well underway. The Altares Lateral is also expected to have an in-service date of late-2017.

Oil Sands & Heavy Oil

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2017	2016
Contracted capacity (mbpd)	975	880
Revenue	54	52
Operating expenses	18	19
Operating margin(1)	36	33
Depreciation and amortization included in operations	4	4
Gross profit	32	29
Capital expenditures	2	21

(1)	Refer to "Non-GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of synthetic crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Limited's Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 975 mbpd of contracted capacity, under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is typically not significantly sensitive to fluctuations in operating expenses or actual throughput.

Pembina Pipeline Corporation

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $54 million in the first quarter of 2017 compared to $52 million realized in the first quarter of 2016. The increase in revenue was a result of the completion of the Horizon and Cheecham Lateral expansions in 2016, partially offset by a decrease in recoverable operating expenses and lower interruptible volumes. Operating expenses are eligible to be recovered under Pembina's contractual arrangements with its customers and therefore the reduction in operating expenses from the comparable period, as discussed below, directly impacted revenue.

Operating expenses were $18 million for the three months ended March 31, 2017 compared to $19 million for the same period in 2016. This decrease was primarily due to reduced integrity activities driven by integrity management program scheduling refinements and efficiencies, partially offset by higher other routine repairs and maintenance and power costs.

Operating margin was $36 million for the three months ended March 31, 2017 compared to $33 million for the same period in 2016 due to the factors discussed above.

Depreciation and amortization included in operations for the first quarter of 2017 remained comparable to the same period in 2016 at $4 million.

For the three months ended March 31, 2017, gross profit was $32 million compared to $29 million during the three months ended March 31, 2016. The increase was due to the same factors that impacted operating margin.

Capital expenditures for the three months ended March 31, 2017 were $2 million compared to $21 million for the same period in 2016. The spending in 2016 related to the expansion of the Horizon Pipeline as well as an expansion of the Cheecham Lateral.

New Developments

Pembina is expanding the initiating pump station on the Horizon Pipeline. Once complete, the initial portion of the Horizon Pipeline capacity will be increased by 70 mbpd to 330 mbpd and will connect into adjoining infrastructure. The remainder of the Horizon Pipeline system will continue having capacity of 250 mbpd. Pembina expects to complete construction in the second quarter of 2017.

Gas Services

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2017	2016
Revenue volumes net to Pembina (MMcf/d)(1)(2)	1,024	675
Revenue volumes net to Pembina (mboe/d)(1)(3)	171	113
Revenue	99	56
Cost of goods sold, including product purchases	7	3
Net revenue (4)	92	53
Operating expenses	22	16
Operating margin(4)	70	37
Depreciation and amortization included in operations	15	10
Gross profit	55	27
Capital expenditures	94	30

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Volumes at the Musreau Gas Plant exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(3)	Revenue volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."

Pembina Pipeline Corporation

Business Overview

Pembina's operations include a natural gas gathering and processing business, which is strategically positioned in an active condensate and NGL-rich area of western Canada and is integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, condensate stabilization shallow cut processing and both sweet and sour deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The condensate and NGL extracted through the facilities in this business are transported by Pembina's Conventional Pipelines business on its Peace and Vantage pipeline systems. A portion of the volumes are further processed at Pembina's fractionation facilities. Operating assets within Gas Services include:

•	Pembina's Cutbank Complex (the "Cutbank Complex") – located near Grande Prairie, Alberta, this facility includes six shallow cut processing plants (the Cutbank Gas Plant, Musreau I, Musreau II, Musreau III, the Kakwa Gas Plant) and one deep cut gas processing plant (the Musreau Deep Cut facility) as well as the Kakwa River Facility, which is comprised of a 200 MMcf/d raw to deep cut sour gas processing facility and a 50 MMcf/d shallow cut sweet gas processing facility. In total, the Cutbank Complex has 675 MMcf/d of shallow cut sweet gas processing capacity (618 MMcf/d net to Pembina), 205 MMcf/d of sweet deep cut extraction capacity and 200 MMcf/d of deep cut sour gas processing capacity. The Cutbank Complex also includes approximately 450 km of gathering pipelines and nine field compression stations.

•	Pembina's Saturn complex (the "Saturn Complex") – located near Hinton, Alberta; includes two identical 200 MMcf/d deep cut sweet gas processing plants (the "Saturn I" and "Saturn II" facilities) for a total of 400 MMcf/d of deep cut processing capacity, as well as 25 km of gathering pipelines.

•	Pembina's Resthaven facility ("Resthaven") – located near Grande Cache, Alberta; includes 300 MMcf/d (gross) of deep cut sweet gas processing capacity, as well as 30 km of gathering pipelines.

•	Pembina's Saskatchewan Ethane Extraction Plant ("SEEP") – located to service the southeast Saskatchewan Bakken region; has deep cut sweet gas processing capacity of 60 MMcf/d, ethane fractionation capabilities of up to 4.5 mbpd and a 104 km ethane delivery pipeline.

Operational Performance

Within the Gas Services business, revenue volumes, net to Pembina, were a record 1,024 MMcf/d during the first quarter of 2017, 52 percent higher than the 675 MMcf/d recorded during the first quarter of 2016. Revenue volumes were positively impacted by the acquisition of the Kakwa River Facility in the second quarter of 2016, the completion of Musreau III and the Resthaven Expansion in April 2016 and higher volumes at the Saturn Complex. In addition to expanded capacity, Resthaven revenue volumes were higher in the first quarter of 2017 due to extended facility outages experienced in the first quarter of the prior year.

Financial Performance

Gas Services contributed $92 million in net revenue during the first quarter of 2017 compared to $53 million in the first quarter of 2016. The 74 percent increase in net revenue was due to higher revenue volumes noted above, increased revenue associated with the recovery of operating costs noted below and the recognition of $10 million of previously unrecorded revenue received from a customer receivership settlement in the first quarter of 2017.

During the first quarter of 2017, Gas Services incurred operating expenses of $22 million compared to $16 million in the first quarter of 2016. This increase was predominantly due to higher operating costs associated with the additions of facilities as noted above.

Pembina Pipeline Corporation

Gas Services realized operating margin of $70 million in the first quarter of 2017 compared to $37 million during the same period of the prior year. This increase was a result of higher revenue volumes as noted above.

Depreciation and amortization included in operations during the first quarter of 2017 was $15 million compared to $10 million during the same period of the prior year. This increase was primarily attributable to the addition of the Kakwa River Facility, Musreau III and the Resthaven Expansion.

For the three months ended March 31, 2017, gross profit was $55 million compared to $27 million in the same period of 2016. This increase was due to higher operating margin partially offset by increased depreciation expense.

Capital expenditures for the first quarter of 2017 were $94 million compared to $30 million for the same period of 2016. Capital spending in 2017 was largely to progress the development in the Duvernay area as discussed below under "New Developments". In 2016, capital spending was largely to advance and substantially complete construction at Musreau III and the Resthaven Expansion.

New Developments

Pembina continues to progress work on several initiatives in the Duvernay area with the aim of expanding its asset base and increasing its level of service offerings in response to customer demand.

The Company is progressing development of its 100 MMcf/d (gross) (75 MMcf/d net) shallow cut gas plant ("Duvernay I") at an expected capital cost of $125 million ($97 million net to Pembina). Engineering is 90 percent complete, all major equipment has been set on site and the sales product pipelines have been installed. The Company anticipates bringing Duvernay I into service on time and on budget late in the fourth quarter of 2017. Pembina is also advancing preliminary engineering on a replica Duvernay II facility ("Duvernay II") in the same area. Preliminary engineering is also being advanced for the development of substantial liquids handling and stabilization at the Duvernay I and II site, as well as work to connect Pembina's facilities into alternative sales gas pipelines.

Development continues on supporting infrastructure for Duvernay I (the "Field Hub"). Pembina has received Alberta Energy Regulator approvals for both the facilities and pipelines. The capital cost of the Field Hub and associated pipelines is expected to be $145 million. Engineering is 80 percent complete with all civil and piling work complete. To align with the in-service date of Duvernay I, Pembina anticipates bringing the Field Hub into service on time and on budget late in the fourth quarter of 2017.

As previously announced, Pembina entered into a 20-year infrastructure development and service agreement (the "Agreement") with a multinational, investment grade customer (the "Customer"). The Agreement includes an area of dedication by the Customer, in excess of 10 gross operated townships (over 230,000 acres), concentrated in the prolific, liquids-rich Kaybob region of the Duvernay resource play near Fox Creek, Alberta. Under the Agreement, the Customer has the right to require Pembina to construct, own and operate gas gathering pipelines and processing facilities, liquids stabilization facilities and other supporting infrastructure for the area of dedication. Pembina will also provide long-term services for the Customer on its Conventional Pipelines' Peace system and at its fractionation facilities. While this agreement and respective obligations of the parties are binding, infrastructure development remains contingent upon the Customer sanctioning development in the region, as well as necessary environmental and regulatory approvals.

Pembina is also currently expanding the Kakwa River Facility gathering and inlet facilities to accommodate incremental development along with increasing liquids handling capabilities for its customers. The Company does not expect this work to have a material impact on its 2017 capital budget.

Pembina Pipeline Corporation

Midstream

	3 Months Ended March 31(1) (unaudited)
($ millions, except where noted)	2017	2016
NGL sales volumes (mbpd)	173	141
Revenue	1,177	766
Cost of goods sold	957	652
Net revenue(2)	220	114
Operating expenses	16	16
Realized loss (gain) on commodity-related derivative financial instruments	39	(16)
Operating margin(2)	165	114
Depreciation and amortization included in operations	27	23
Unrealized (gain) loss on commodity-related derivative financial instruments	(53)	16
Gross profit	191	75
Capital expenditures	83	100

(1)	Share of profit or loss of investment in equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil Midstream assets include:

o	14 truck terminals providing pipeline and market access for crude oil and condensate production that are not pipeline connected;

o	Pembina Nexus Terminal which includes an area where 21 inbound pipeline connections and 13 outbound pipeline connections converge providing access to approximately 1.2 mmbpd of crude oil and condensate supply connected to the terminal;

o	Edmonton North Terminal ("ENT") which includes approximately 900 mbbls of above ground storage having access to crude oil, synthetic crude oil and condensate supply transported on Pembina's operated pipelines and products from various third-party operated pipelines; and

o	Canadian Diluent Hub ("CDH"), which is under development, includes 500 mbbls of above ground storage and will provide direct connectivity for growing domestic condensate volumes to the oil sands via downstream third-party pipelines.

•	NGL midstream includes two vertically integrated NGL operating systems – Redwater West and Empress East (as defined below).

o	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net to Pembina) Younger extraction and fractionation facility in B.C.; two 73 mbpd NGL fractionators ("RFS I" and "RFS II") and 8.3 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting NGL products.

Pembina Pipeline Corporation

o	The Empress East NGL system ("Empress East") includes 2.1 bcf/d of capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 7.1 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale. Storage and terminalling services are also provided to customers at Corunna.

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors" in Pembina's MD&A for the year ended December 31, 2016 for more information.

Operational & Financial Performance

In the Midstream business, revenue was $1.2 billion during the first quarter of 2017 compared to $0.8 billion for the same period in 2016. This increase was driven by higher sales volumes, after RFS II came into service in the second quarter of 2016, as well as improvements in commodity prices in the current year. Pembina's Midstream business generated net revenue of $220 million during the first quarter of 2017 compared to $114 million during the first quarter of 2016. This increase was driven by the same factors impacting revenue in the current year as well as by higher realized storage revenue during the current period.

Operating expenses during the first quarter of 2017 were $16 million, consistent with the first quarter of 2016.

Operating margin was $165 million during the first quarter of 2017 compared to $114 million in the comparable period of 2016. This increase was due to the same factors affecting revenue and net revenue, as discussed above, partially offset by an increase in the realized loss on commodity-related financial instruments. In the first quarter of 2017, operating margin was impacted by a realized loss on commodity-related derivatives of $39 million compared to a gain of $16 million in the first quarter of 2016. Pembina enters into commodity-related financial instruments to protect product margins in changing commodity price environments.

Operating margin for Pembina's NGL midstream activities was $130 million for the first quarter of 2017 compared to $73 million for the first quarter of 2016. This increase was primarily due to the start-up of RFS II, as well as product margin increases for propane and butane, partially offset by increased realized losses on commodity-related derivatives.

The Company's crude oil midstream operating margin was $35 million in the first quarter of 2017 compared to $41 million for the same period in 2016. This decrease is due to a timing difference on the settlement of storage-related financial instruments, partially offset by an increase in physical storage revenue.

Depreciation and amortization included in operations for Pembina's Midstream business was $27 million in the first quarter compared to $23 million for the same period of 2016. This increase was due to new assets being brought into service including RFS II and NGL storage caverns.

For the three months ended March 31, 2017, gross profit in this business was $191 million compared to $75 million for the same period of 2016. This increase was driven by the same factors impacting operating margin and depreciation noted above as well as an increase in the unrealized gain on commodity-related financial instruments. In the first quarter of 2017, gross profit was impacted by an unrealized gain on commodity-related derivatives of $53 million compared to a loss of $16 million in the first quarter of 2016.

Pembina Pipeline Corporation

Capital expenditures for the first quarter of 2017 totaled $83 million compared to $100 million for the same period in 2016. Capital spending in this business in 2017 was primarily directed towards the ongoing construction of RFS III, as well as to advance construction of infrastructure in support of the North West refinery and at CDH and ENT, as discussed in the "New Developments" section below. Capital spending in this business in 2016 was primarily directed towards the development and completion of RFS II and further development of RFS III, as well as NGL storage caverns and associated infrastructure. Capital was also spent in 2016 to progress and complete the above ground storage at the ENT and the preliminary work for CDH.

New Developments

As previously announced, Pembina has been evaluating a combined propane dehydrogenation ("PDH") and polypropylene ("PP") production facility (the "PDH/PP Facility") in Alberta's Industrial Heartland. The feasibility study, which was completed late in 2016, yielded encouraging results, demonstrating the economic merits for value-add processing for Alberta propane. In December 2016, the project was also conditionally awarded $300 million in royalty credits from the Alberta Government's Petrochemicals Diversification Program. Subject to conclusion of commercial negotiations with Pembina's partner, and other required approvals, a final investment decision with respect to the PDH/PP Facility is expected to be made in the second quarter of 2018.

Subsequent to quarter end, on April 11, 2017, Pembina announced that it signed a non-binding letter of intent ("LOI") with Prince Rupert Legacy Inc., (a wholly-owned subsidiary of the City of Prince Rupert) for the Company to develop a west coast liquefied petroleum gas ("LPG") export terminal (the "West Coast Terminal") on Watson Island, lands wholly owned by Prince Rupert Legacy. Under the LOI, Pembina has commenced site assessment and engagement with key stakeholders including aboriginal communities. Initial assessments of the site indicate it is ideal for the development of an export terminal with a capacity of approximately 20,000 bpd of LPG export with an associated capital cost ranging between $125 million and $175 million. Pembina expects a project timeline of two years from final investment decision. The West Coast Terminal is subject to completion of design and engineering requirements, Pembina entering into appropriate definitive agreements, the receipt of necessary environmental and regulatory permits, and the approval of Pembina's Board of Directors.

At the end of the first quarter, Pembina completed construction of RFS III, its 55 mbpd propane-plus third fractionator at Redwater. Commissioning activities are underway and progressing well with the expectation of bringing RFS III into service on budget in July 2017.

Pembina continues to advance construction of infrastructure in support of North West Redwater Partnership's ("North West") refinery. Overall, the project is over 80 percent complete, engineering and procurement activities are over 95 percent finished with construction activities over 80 percent complete. By late-2017, all phases of the project will be placed into service.

Pembina is also progressing construction of CDH. Early in 2017, pipeline connectivity was completed to third-party diluent pipelines. Engineering is finalized and construction is 95 percent complete for the above ground storage tanks with civil work over 90 percent finished. The full project, which is trending under budget, has a targeted in-service date of July 2017 to align with the in-service date of the Phase III Expansion.

Pembina is also pursuing several new initiatives to further support operations at ENT. One of the major initiatives will be to develop a new delivery system from ENT into large-scale regional third-party infrastructure. Pembina will also be investing to improve delivery access for new commodities into ENT. These initiatives are expected to enhance Pembina's customer service offering and better position the Company's midstream infrastructure to accommodate increased volumes from the Phase III Expansion. The program will be developed in a number of different phases and will be placed into service throughout 2017.

Pembina Pipeline Corporation

Financing Activity

On January 20, 2017, Pembina closed an offering of $300 million of senior unsecured Series 8 medium-term notes (the "Series 8 Notes"). The Series 8 Notes have a fixed coupon of 2.99 percent per annum, paid semi-annually, and mature on January 22, 2024. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 9 medium-term notes (the "Series 9 Notes"). The Series 9 Notes have a fixed coupon of 4.74 percent per annum, paid semi-annually, and mature on January 21, 2047.

Liquidity & Capital Resources

($ millions)	March 31, 2017 (unaudited)	December 31, 2016
Working capital(1)	(230)	(109)
Variable rate debt(2)
Bank debt	87	353
Total variable rate debt outstanding (average of 2.4%)	87	353
Fixed rate debt(2)
Senior unsecured notes	467	467
Senior unsecured medium-term notes	3,800	3,200
Total fixed rate debt outstanding (average of 4.3%)	4,267	3,667
Convertible debentures(2)	147	147
Finance lease liability	13	13
Total debt and debentures outstanding	4,514	4,180
Cash and unutilized debt facilities	2,479	2,211

(1)	As at March 31, 2017, working capital includes $6 million (December 31, 2016: $6 million) associated with the current portion of loans and borrowings.
(2)	Face value.

Pembina anticipates its cash flow from operating activities, the majority of which is derived from fee-for-service contracts, will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. In the short term, Pembina expects to source funds required for capital projects from cash, its credit facilities and by accessing the debt and equity capital markets, as required. Based on its successful access to financing in the debt and equity markets over the past several years and recently, Pembina believes it should continue to have access to additional funds as required. Refer to "Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2016 for more information. Management remains satisfied that the leverage employed in Pembina's capital structure, of which a significant portion is used to fund assets under construction which will not contribute to the results until they come into service, is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in the Company reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $103 million (December 31, 2016: $115 million) are held primarily in respect of customer trade receivables.

Pembina Pipeline Corporation

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities consist of an unsecured $2.5 billion (December 31, 2016: $2.5 billion) revolving credit facility which includes a $250 million accordion feature, which matures in May 2020, and an operating facility of $30 million (December 31, 2016: $30 million) due in May 2017, which is typically renewed on an annual basis. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent (December 31, 2016: nil to 1.25 percent) or Bankers' Acceptances and LIBOR rates plus 1.00 percent to 2.25 percent (December 31, 2016: 1.00 to 2.25 percent). Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at March 31, 2017, Pembina had $2.5 billion (December 31, 2016: $2.2 billion) of cash and unutilized debt facilities. At March 31, 2017, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $4.4 billion (December 31, 2016: $4.0 billion). Pembina also had an additional $30 million (December 31, 2016: $30 million) in letters of credit issued pursuant to a separate credit facility. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities, including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and credit facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's financial covenants include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio at March 31, 2017
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.34
Revolving unsecured credit facility	Debt to Capital EBITDA to senior interest coverage	Maximum 0.65 Minimum 2.5:1.0	0.35 7.6:1.0

(1)	Terms as defined in relevant agreements.

In addition to the table above, Pembina has additional customary covenants on its other senior unsecured notes. Pembina was in compliance with all covenants under its notes and facilities as at March 31, 2017 (December 31, 2016 – in compliance) and, as of this date, is not at material risk of breaching its covenants.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Class A Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares is P-3 (High).

Pembina Pipeline Corporation

Capital Expenditures

	3 Months Ended March 31 (unaudited)
($ millions)	2017	2016
Development capital
Conventional Pipelines	525	219
Oil Sands & Heavy Oil	2	21
Gas Services	94	30
Midstream	83	100
Corporate/other projects	5	5
Total development capital	709	375

For the three months ended March 31, 2017, capital expenditures were $709 million compared to $375 million during the same three-month period of 2016. Conventional Pipelines' capital expenditures were primarily incurred to progress ongoing pipeline expansion projects. Oil Sands & Heavy Oil's capital expenditures were largely in relation to the Horizon terminal. Gas Services' capital expenditures were to progress development in the Duvernay area. Midstream's capital expenditures were primarily directed towards RFS III, CDH, ENT and to advance construction of infrastructure in support of the North West refinery.

Contractual Obligations at March 31, 2017

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases and Other(1)	829	103	210	194	322
Loans and borrowings(2)	6,925	185	632	858	5,250
Convertible debentures(2)	164	9	155
Construction commitments(3)	1,782	1,319	125	15	323
Total contractual obligations(2)(4)	9,700	1,616	1,122	1,067	5,895

(1)	Includes office space, vehicles and over 3,400 rail car leases supporting future propane transportation in the Midstream business. The Company has sublet office space and rail cars up to 2027 and has contracted sub-lease payments for a potential of $100 million over the term.
(2)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.
(3)	Excluding significant projects that are awaiting regulatory approval at March 31, 2017 and for which Pembina is not committed to construct.
(4)	Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to ten years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 51 and 72 mpbd each year up to and including 2025. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. The Company has secured between 15 and 41 megawatts per day each year up to and including 2041.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Phase III and V Expansions, RFS III, the NEBC Expansion, infrastructure for North West, Duvernay I, as well as certain pipeline connections and laterals and select caverns at the Company's Redwater site. Additional commitments exist in relation to assets recently brought into service and other corporate infrastructure. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources."

Pembina Pipeline Corporation

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.

On April 3, 2017, Pembina announced that its Board of Directors approved a 6.25 percent increase in its monthly common share dividend rate (from $0.16 per common share to $0.17 per common share), effective for the dividend payable on May 15, 2017.

Preferred Share Dividends

The holders of Pembina's class A preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed-rate period for each series of preferred share.

DRIP

On March 7, 2017, Pembina announced the suspension of its Premium Dividend™ and Dividend Reinvestment Plan ("DRIP"), effective April 25, 2017. Accordingly, the March 2017 dividend was the last dividend with the ability to be reinvested through the DRIP and the DRIP will not be available for dividends starting in respect of the April 2017 dividend, payable on May 15, 2017 to shareholders of record on April 25, 2017. Shareholders who were enrolled in the program will automatically receive dividends in the form of cash. If Pembina elects to reinstate the DRIP in the future, shareholders that were enrolled in the DRIP at suspension and remained enrolled at reinstatement will automatically resume participation in the DRIP.

Participation in the DRIP for the first quarter of 2017 was 58 percent (2016: 63 percent) of common shares outstanding. Proceeds for the first quarter of 2017 were $112 million compared to $107 million for the same periods of 2016.

Related Party Transactions

For the three months ended March 31, 2017, Pembina had no transactions with related parties as defined in International Accounting Standard 24 – Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and transactions with key management personnel in the ordinary course of their employment or directorship agreements.

Critical Accounting Judgments and Estimates

Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2016. The preparation of consolidated financial statements in conformity with GAAP requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2017.

Pembina Pipeline Corporation

Changes in Accounting Policies

New standards adopted in 2017

The Company has adopted IFRS 9 Financial Instruments (2014) effective January 1, 2017. The new standard addresses the classification and measurement of financial assets and financial liabilities, impairment and hedge accounting.

IFRS 9 introduces new requirements for the measurement and classification of financial assets, replacing the existing multiple classification and measurement models. IFRS 9 requires the classification of financial assets in three main categories: fair value through profit or loss, fair value through other comprehensive income, and amortized cost. All of the Company's financial assets have been reclassified from loans and receivables at amortized cost to financial assets at amortized cost. There was no change in the carrying value of the Company's financial assets.

IFRS 9 retains the two existing liability classifications of fair value through profit or loss, and amortized cost. There was no change in the classifications or carrying values of the Company's financial liabilities as a result of IFRS 9.

IFRS 9 contains a new 'expected loss" impairment model for financial assets that requires entities to measure impairment losses based on a lifetime expected credit loss model. The Company had no changes to its financial statements as a result of adopting the new impairment guidance.

The new hedge accounting guidance in IFRS 9 replaces complex rules-based quantitative tests of effectiveness with a less restrictive model which aligns hedge accounting more closely with risk management practices. The Company does not currently carry any derivative financial instruments that have been designated as hedging instruments and is therefore not impacted by the new hedge accounting guidance.

After adoption of IFRS 9, the Company's accounting policies are substantially the same as at December 31, 2016.

New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning after January 1, 2017. These standards have not been applied in preparing these Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from contracts with customers, which supersedes existing revenue guidance, effective for periods beginning on or after January 1, 2018. IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model outlines a five step analysis to assess contracts which involves identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognizing revenue when or as the entity satisfies a performance obligation. Detailed guidance is also provided on a number of areas for which there was not previously guidance, including contract costs and contract modifications. In April 2016, the IASB issued Clarifications to IFRS 15, Revenue from contracts with customers, which is effective at the same time as IFRS 15, and provides additional guidance on the five step analysis and transition.

The Company intends to adopt IFRS 15 and the Clarifications on the January 1, 2018 effective date. The Company has completed a detailed implementation plan, identified revenue streams, and major contracts types. The Company continues to evaluate the impact that the standard will have on its financial statements and disclosure, however, the extent of the impact has not yet been determined. The Company expects to report more detailed information on the impact of the new standard as it is determined.

Pembina Pipeline Corporation

IFRS 16 Leases

IFRS 16 Leases is effective for annual periods beginning on or after January 1, 2019. The new standard results in substantially all lessee leases being recorded on the statement of financial position.

The Company intends to adopt IFRS 16 for the annual period beginning on January 1, 2019. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

Controls and Procedures

Changes in internal control over financial reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings." The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP. Management, including the Company's President and CEO and CFO, evaluated the effectiveness of Pembina's disclosure controls and procedures as at March 31, 2017, as required by the Canadian securities regulatory authorities and by the U.S. Securities and Exchange Commission, and concluded that its DC&P are effective.

During the first three months of 2017, there were no changes made to Pembina's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2016. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

Selected Quarterly Operating Information

(mbpd unless stated otherwise)	2017	2016				2015
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Average volume
Conventional Pipelines revenue volumes(1)	691	639	643	648	670	621	600	603
Oil Sands & Heavy Oil contracted capacity	975	975	975	880	880	880	880	880
Gas Services revenue volumes (mboe/d) net to Pembina(1)(2)	171	163	149	133	113	103	115	108
Midstream NGL sales volumes	173	164	136	132	141	123	109	104
Total	2,010	1,941	1,903	1,793	1,804	1,727	1,704	1,695

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.

Pembina Pipeline Corporation

Selected Quarterly Financial Information

($ millions, except where noted)	2017	2016				2015
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	1,485	1,251	970	1,027	1,017	1,242	1,026	1,213
Operating expenses	107	123	109	93	94	110	111	96
Cost of goods sold, including product purchases	931	737	543	598	623	835	652	862
Realized loss (gain) on commodity-related derivative financial instruments	40	15	1	9	(15)	(7)	(8)	(4)
Operating margin(1)	407	376	317	327	315	304	271	259
Depreciation and amortization included in operations	79	73	72	66	62	73	67	55
Unrealized loss (gain) on commodity-related derivative financial instruments	(53)	33	(1)	13	16	(6)	3	4
Gross profit	381	270	246	248	237	237	201	200
Adjusted EBITDA(1)	363	342	287	291	269	269	245	228
Cash flow from operating activities	326	286	247	273	271	285	187	209
Cash flow from operating activities per common share – basic (dollars)(1)	0.82	0.73	0.63	0.70	0.72	0.79	0.54	0.62
Adjusted cash flow from operating activities(1)	308	292	250	235	209	280	209	176
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	0.77	0.74	0.64	0.60	0.56	0.77	0.60	0.51
Earnings for the period	215	131	120	113	102	130	113	43
Earnings per common share – basic (dollars)	0.49	0.29	0.25	0.25	0.23	0.32	0.29	0.09
Earnings per common share – diluted (dollars)	0.49	0.28	0.25	0.25	0.23	0.32	0.29	0.09
Common shares outstanding (millions):
Weighted average – basic	398	395	392	389	376	363	345	342
Weighted average – diluted	400	397	393	390	376	363	345	343
End of period	400	397	394	391	387	373	350	343
Common share dividends declared	191	190	188	187	172	168	158	154
Common share dividends declared per share (dollars)	0.4800	0.4800	0.4800	0.4800	0.4575	0.4575	0.4575	0.4500
Preferred share dividends declared	19	19	20	16	14	13	14	11

(1)	Refer to "Non-GAAP Measures."

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) which has supported increased revenue and sales volumes on Pembina's existing Conventional Pipelines, Gas Services and NGL Midstream infrastructure as well as supported the development of large-scale expansions across these businesses;

•	New large-scale growth projects across Pembina's business being placed into service and the acquisition of the Kakwa River Facility (April 2016);

•	Pre-financed portions of capital for projects under construction;

Pembina Pipeline Corporation

•	Significantly weaker commodity market (especially the weaker propane and butane market) during the majority of 2015 and the early part of 2016 with a modest commodity market recovery through mid-2016 and year-to-date in 2017;

•	Increased common shares outstanding and common share dividends due to: the DRIP, debenture conversions, common share issuance, increasing the common share dividend rate; and

•	Increased preferred share dividends due to additional preferred shares issued.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, Annual Information Forms (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website or other websites, though referenced herein, is not incorporated by reference herein unless otherwise specifically indicated.

Non-GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of non-GAAP measures is to provide additional useful information with respect to Pembina's operational and financial performance to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.

Investors should be cautioned that net revenue, Adjusted EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, operating margin and total enterprise value should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

Pembina Pipeline Corporation

	3 Months Ended March 31 (unaudited)
($ millions)	2017	2016
Revenue	1,485	1,017
Cost of goods sold, including product purchases	931	623
Net revenue	554	394

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and non-cash provisions. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.

	3 Months Ended March 31 (unaudited)
($ millions, except per share amounts)	2017	2016
Earnings attributable to shareholders	215	102
Share of profit from equity accounted investees (before tax, depreciation and amortization) and other	4	2
Net finance costs	30	40
Income tax expense	79	38
Depreciation and amortization	84	67
Unrealized (gain) loss on commodity-related derivative financial instruments	(53)	16
Impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, and non-cash provisions	4	4
Adjusted EBITDA	363	269
Adjusted EBITDA per common share – basic (dollars)	0.91	0.72

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

Pembina Pipeline Corporation

	3 Months Ended March 31 (unaudited)
($ millions, except per share amounts)	2017	2016
Cash flow from operating activities	326	271
Cash flow from operating activities per common share – basic (dollars)	0.82	0.72
Add (deduct):
Change in non-cash operating working capital	(9)	(34)
Current tax expense	(12)	(23)
Taxes paid	13	0
Accrued share-based payments	(13)	(11)
Share-based payments	22	20
Preferred share dividends declared	(19)	(14)
Adjusted cash flow from operating activities	308	209
Adjusted cash flow from operating activities per common share – basic (dollars)	0.77	0.56

Operating margin

Operating margin is a non-GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

Reconciliation of operating margin to gross profit:

	3 Months Ended March 31 (unaudited)
($ millions)	2017	2016
Revenue	1,485	1,017
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	107	94
Cost of goods sold, including product purchases	931	623
Realized loss (gain) on commodity-related derivative financial instruments	40	(15)
Operating margin	407	315
Depreciation and amortization included in operations	79	62
Unrealized (gain) loss on commodity-related derivative financial instruments	(53)	16
Gross profit	381	237

Pembina Pipeline Corporation

Total enterprise value

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

(unaudited)		As at March 31
($ millions, except where noted)	As at May 1, 2017	2017	2016
Shares outstanding	401	400	387
Market capitalization of common shares	16,864	16,854	13,595
Market capitalization of preferred shares	1,458	1,481	969
Market capitalization of convertible debentures	218	211	183
Senior debt	4,466	4,354	3,167
Cash and cash equivalents	(44)	(36)	(244)
Total enterprise value	22,962	22,864	17,670

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
mbbls	thousands of barrels	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
mmbpd	millions of barrels per day	IFRS	International Financial Reporting Standards
mmbbls	millions of barrels	NGL	Natural gas liquids
mboe/d	thousands of barrels of oil equivalent per day	U.S.	United States
MMcf/d	millions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
bcf/d	billions of cubic feet per day	deep cut	Ethane-plus capacity extraction gas processing capabilities
km	kilometre	shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities

Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•	the future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;
•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•	treatment under governmental regulatory regimes including taxes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Aboriginal, landowner and other stakeholder consultation requirements;
•	Pembina's estimates of and strategy for payment of future abandonment costs and decommissioning obligations, and deferred tax liablity;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•	increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•	expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;
•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•	operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;
•	the adoption of new accounting standards;
•	inventory and pricing in North American liquids market;
•	the impact of the current commodity price environment on Pembina; and
•	competitive conditions and Pembina's ability to position itself competitively in the industry.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP and pension plan;
•	future operating costs including geotechnical and integrity costs being consistent with historical costs;
•	oil and gas industry compensation levels remaining consistent;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•	the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal and landowner consultation requirements;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;
•	constraints on, or the unavailability of adequate infrastructure;
•	changes in the political environment, in North America and elsewhere, and public opinion;
•	ability to access various sources of debt and equity capital;
•	changes in credit ratings;
•	technology and security risks;
•	natural catastrophe; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended March 31, 2017. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents		36	35
Trade receivables and other		463	451
Derivative financial instruments		6	9
Inventory		123	181
		628	676
Non-current assets
Property, plant and equipment	4	12,002	11,331
Intangible assets and goodwill		2,826	2,834
Investments in equity accounted investees		131	134
Deferred tax assets		27	31
Other assets		11	11
		14,997	14,341
Total Assets		15,625	15,017

Liabilities and Equity
Current liabilities
Trade payables and accrued liabilities		774	645
Taxes payable		4	5
Dividends payable		64	64
Loans and borrowings	5	6	6
Derivative financial instruments		10	65
		858	785
Non-current liabilities
Loans and borrowings	5	4,333	4,002
Convertible debentures		144	143
Derivative financial instruments		57	58
Employee benefits, share-based payments and other		39	48
Deferred revenue		88	86
Decommissioning provision	6	504	488
Deferred tax liabilities		1,175	1,111
		6,340	5,936
Total Liabilities		7,198	6,721
Equity
Common share capital	7	8,935	8,808
Preferred share capital		1,509	1,509
Deficit		(2,005)	(2,010)
Accumulated other comprehensive income		(12)	(11)
Total Equity		8,427	8,296
Total Liabilities and Equity		15,625	15,017

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

3 Months Ended March 31 ($ millions, except per share amounts)	Note	2017	2016
Revenue		1,485	1,017
Cost of sales		1,117	779
(Gain) loss on commodity-related derivative financial instruments		(13)	1
Gross profit		381	237
General and administrative		60	58
Other income		(3)
		57	58
Results from operating activities		324	179
Net finance costs	8	30	40
Earnings before income tax and equity accounted investees		294	139
Share of profit of investment in equity accounted investees, net of tax			(1)
Current tax expense		12	23
Deferred tax expense		67	15
Income tax expense		79	38

Earnings attributable to shareholders		215	102
Other comprehensive (loss) income
Exchange differences on translation of foreign operations, net of tax		(1)	(13)
Total comprehensive income attributable to shareholders		214	89

Earnings per common share – basic and diluted (dollars)		0.49	0.23

Weighted average number of common shares (millions)
Basic		398	376
Diluted		400	376

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common Share Capital	Preferred Share Capital	Deficit	Accumulated Other Comprehensive Income	Total Equity
December 31, 2016		8,808	1,509	(2,010)	(11)	8,296
Total comprehensive income
Earnings				215		215
Other comprehensive (loss) income
Exchange differences on translation of foreign operations, net of tax					(1)	(1)
Total comprehensive income				215	(1)	214
Transactions with shareholders of the Company
Dividend reinvestment plan	7	112				112
Share-based payment transactions	7	15				15
Dividends declared – common	7			(191)		(191)
Dividends declared – preferred	7			(19)		(19)
Total transactions with shareholders of the Company		127		(210)		(83)
March 31, 2017		8,935	1,509	(2,005)	(12)	8,427

December 31, 2015		7,991	1,100	(1,670)	3	7,424
Total comprehensive income
Earnings				102		102
Other comprehensive (loss) income
Exchange differences on translation of foreign operations, net of tax					(13)	(13)
Total comprehensive income				102	(13)	89
Transactions with shareholders of the Company
Common shares issued, net of issue costs		335				335
Preferred shares issued, net of issue costs			166			166
Dividend reinvestment plan		107				107
Debenture conversions		1				1
Share-based payment transactions		4				4
Dividends declared – common				(172)		(172)
Dividends declared – preferred				(14)		(14)
Total transactions with shareholders of the Company		447	166	(186)		427
March 31, 2016		8,438	1,266	(1,754)	(10)	7,940

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

3 Months Ended March 31 ($ millions)	Note	2017	2016
Cash provided by (used in)
Operating activities
Earnings		215	102
Adjustments for
Depreciation and amortization		84	67
Unrealized (gain) loss on commodity-related derivative financial instruments		(53)	16
Net finance costs	8	30	40
Net interest paid		(23)	(17)
Income tax expense		79	38
Taxes paid		(13)
Share-based compensation expense		17	13
Share-based compensation payment		(22)	(20)
Payments received and deferred		6	(1)
Share of profit of investments in equity accounted investees, net of tax			(1)
Payments from equity accounted investees		3	3
Other		(6)	(3)
Change in non-cash operating working capital		9	34
Cash flow from operating activities		326	271
Financing activities
Bank borrowings and issuance of debt		87
Repayment of loans and borrowings		(351)	(25)
Issuance of common shares			345
Issuance of preferred shares			170
Issuance of medium term notes		600
Issue costs and financing fees		(5)	(23)
Exercise of stock options		11	1
Dividends paid (net of shares issued under the dividend reinvestment plan)		(98)	(78)
Cash flow from financing activities		244	390
Investing activities
Capital expenditures		(709)	(375)
Deposit			(35)
Interest paid during construction		(23)	(18)
Contributions to equity accounted investees			(2)
Changes in non-cash investing working capital and other		163	(13)
Cash flow used in investing activities		(569)	(443)
Change in cash and cash equivalents		1	218
Cash and cash equivalents, beginning of year		35	28
Cash and cash equivalents, end of year		36	246

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED INTERIN FINANCIAL STATEMENTS

1. REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and joint arrangements as at and for the three months ended March 31, 2017. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2016. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on May 4, 2017.

Pembina owns or has interests in conventional crude oil, condensate and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2016 consolidated financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements.

New standards adopted in 2017

The Company has adopted IFRS 9 Financial Instruments (2014) effective January 1, 2017. The new standard addresses the classification and measurement of financial assets and financial liabilities, impairment and hedge accounting.

IFRS 9 introduces new requirements for the measurement and classification of financial assets, replacing the existing multiple classification and measurement models. IFRS 9 requires the classification of financial assets in three main categories: fair value through profit or loss, fair value through other comprehensive income, and amortized cost. All of the Company's financial assets have been reclassified from loans and receivables at amortized cost to financial assets at amortized cost. There was no change in the carrying value of the Company's financial assets.

IFRS 9 retains the two existing liability classifications of fair value through profit or loss, and amortized cost. There was no change in the classifications or carrying values of the Company's financial liabilities as a result of IFRS 9.

IFRS 9 contains a new 'expected loss' impairment model for financial assets that requires entities to measure impairment losses based on a lifetime expected credit loss model. The Company had no changes to its financial statements as a result of adopting the new impairment guidance.

The new hedge accounting guidance in IFRS 9 replaces complex rules-based quantitative tests of effectiveness with a less restrictive model which aligns hedge accounting more closely with risk management practices. The Company does not currently carry any derivative financial instruments that have been designated as hedging instruments and is therefore not impacted by the new hedge accounting guidance.

After adoption of IFRS 9, the Company's accounting policies are substantially the same as at December 31, 2016.

Pembina Pipeline Corporation

3. DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2016 consolidated financial statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Other	Assets Under Construction	Total
Cost
Balance at December 31, 2016	218	4,253	5,514	1,089	1,965	13,039
Additions and transfers		105	5	6	614	730
Change in decommissioning provision		10	4			14
Disposals and other			(5)			(5)
Balance at March 31, 2017	218	4,368	5,518	1,095	2,579	13,778

Depreciation
Balance at December 31, 2016	7	966	575	160		1,708
Depreciation	1	25	34	11		71
Disposals and other		(1)	(1)	(1)		(3)
Balance at March 31, 2017	8	990	608	170		1,776

Carrying amounts
Balance at December 31, 2016	211	3,287	4,939	929	1,965	11,331
Balance at March 31, 2017	210	3,378	4,910	925	2,579	12,002

Commitments

At March 31, 2017, the Company had contractual construction commitments for property, plant and equipment of $1,782 million (December 31, 2016: $2,196 million), excluding significant projects awaiting regulatory approval.

5. LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Pembina Pipeline Corporation

Carrying value, terms and conditions, and debt maturity schedule

					Carrying value
($ millions)	Available at March 31, 2017	Nominal interest rate	Year of maturity		March 31, 2017	December 31, 2016
Operating facility(1)	30	prime + 0.45 or BA(2) / LIBOR + 1.45	2017	(3)
Revolving unsecured credit facility(1)(4)	2,500	prime + 0.45 or BA(2) / LIBOR + 1.45	2020		87	353
Senior unsecured notes – series C	200	5.58	2021		198	199
Senior unsecured notes – series D	267	5.91	2019		267	266
Senior unsecured medium-term notes series 1	250	4.89	2021		249	249
Senior unsecured medium-term notes series 2	450	3.77	2022		449	449
Senior unsecured medium-term notes series 3	450	4.75	2043		446	446
Senior unsecured medium-term notes series 4	600	4.81	2044		596	596
Senior unsecured medium-term notes series 5	450	3.54	2025		448	448
Senior unsecured medium-term notes series 6	500	4.24	2027		497	497
Senior unsecured medium-term notes series 7	500	3.71	2026		497	497
Senior unsecured medium-term notes series 8	300	2.99	2024		299
Senior unsecured medium-term notes series 9	300	4.74	2047		298
Finance lease liabilities and other					8	8
Total interest bearing liabilities	6,797				4,339	4,008
Less current portion					(6)	(6)
Total non-current					4,333	4,002

(1)	The nominal interest rate is based on the Company's credit rating at March 31, 2017.
(2)	Bankers' Acceptance.
(3)	Operating facility expected to be renewed on an annual basis.
(4)	At March 31, 2017, carrying value includes $65 million USD (December 31, 2016 - nil).

On January 20, 2017, Pembina closed an offering of $300 million of senior unsecured Series 8 medium-term notes (the "Series 8 Notes"). The Series 8 Notes have a fixed coupon of 2.99 percent per annum, paid semi-annually, and mature on January 22, 2024. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 9 medium-term notes (the "Series 9 Notes"). The Series 9 Notes have a fixed coupon of 4.74 percent per annum, paid semi-annually, and mature on January 21, 2047.

All facilities are governed by specific debt covenants which Pembina was in compliance with at March 31, 2017 (December 31, 2016: in compliance).

6. DECOMMISSIONING PROVISION

($ millions)
Balance at December 31, 2016	496
Unwinding of discount rate	3
Additions	22
Change in estimates and other	(10)
Total	511
Less current portion (included in accrued liabilities)	(7)
Balance at March 31, 2017	504

Pembina Pipeline Corporation

The Company applied a 1.8 percent inflation rate per annum (December 31, 2016: 1.8 percent) and a risk-free rate of 2.3 percent (December 31, 2016: 2.3 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision were added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense.

7. SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2016	397	8,808
Dividend reinvestment plan	3	112
Share-based payment transactions		15
Balance at March 31, 2017	400	8,935

Dividends

The following dividends were declared by the Company:

Three Months Ended March 31 ($ millions)	2017	2016
Common shares
Common shares $0.4800 per qualifying share (2016: $0.4575)	191	172
Preferred shares
$0.265625 per qualifying Series 1 preferred share (2016: $0.265625)	3	3
$0.293750 per qualifying Series 3 preferred share (2016: $0.293750)	2	2
$0.312500 per qualifying Series 5 preferred share (2016: $0.312500)	3	3
$0.281250 per qualifying Series 7 preferred share (2016: $0.281250)	3	3
$0.296875 per qualifying Series 9 preferred share (2016: $0.296875)	2	2
$0.359375 per qualifying Series 11 preferred share (2016: $0.181200)	2	1
$0.359375 per qualifying Series 13 preferred share (2016: nil)	4
	19	14

On April 3, 2017, Pembina announced that its Board of Directors approved a 6.25 percent increase in its monthly common share dividend rate (from $0.16 per common share to $0.17 per common share). In addition, Pembina announced that its Board of Directors had declared a dividend of $0.17 per qualifying common share ($2.04 annually) in the total amount of $68 million, payable on May 15, 2017 to shareholders of record on April 25, 2017. Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 11 and 13. All preferred share dividends, in the total amount of $19 million are payable on June 1, 2017 to shareholders of record on April 28, 2017.

Pembina Pipeline Corporation

Series	Dividend Amount
Series 1	$0.265625
Series 3	$0.293750
Series 5	$0.312500
Series 7	$0.281250
Series 9	$0.296875
Series 11	$0.359375
Series 13	$0.359375

On March 7, 2017, Pembina announced the suspension of its Premium Dividend™ and Dividend Reinvestment Plan ("DRIP"), effective April 25, 2017. Accordingly, the March 2017 dividend was the last dividend with the ability to be reinvested through the DRIP and the DRIP will not be available for dividends starting in respect of the April 2017 dividend. Shareholders who were enrolled in the program will automatically receive dividends in the form of cash. If Pembina elects to reinstate the DRIP in the future, shareholders that were enrolled in the DRIP at suspension and remained enrolled at reinstatement will automatically resume participation in the DRIP.

8. NET FINANCE COSTS

3 Months Ended March 31 ($ millions)	2017	2016
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	24	18
Convertible debentures	3	3
Unwinding of discount rate	3	2
Gain in fair value of non-commodity-related derivative financial instruments	(2)	(3)
Loss on revaluation of conversion feature of convertible debentures	1	15
Foreign exchange losses and other	1	5
Net finance costs	30	40

Pembina Pipeline Corporation

9. OPERATING SEGMENTS

3 Months Ended March 31, 2017 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
External revenue:
Pipeline transportation	161	53				214
Terminalling, storage and hub services				1,177		1,177
Gas services			94			94
Total external revenue	161	53	94	1,177		1,485
Inter-segment revenue:
Pipeline transportation	27	1			(28)
Terminalling, storage and hub services
Gas services			5		(5)
Total inter-segment revenue	27	1	5		(33)
Total revenue(4)	188	54	99	1,177	(33)	1,485
Operating expenses	53	18	22	16	(2)	107
Cost of goods sold, including product purchases			7	957	(33)	931
Realized loss on commodity-related derivative financial instruments	1			39		40
Operating margin	134	36	70	165	2	407
Depreciation and amortization included in operations	33	4	15	27		79
Unrealized gain on commodity-related derivative financial instruments				(53)		(53)
Gross profit	101	32	55	191	2	381
Depreciation included in general and administrative					5	5
Other general and administrative	3	1	3	7	41	55
Other (income) expense	(3)		1		(1)	(3)
Reportable segment results from operating activities	101	31	51	184	(43)	324
Net finance costs	2			(2)	30	30
Reportable segment earnings (loss) before tax and equity accounted investees	99	31	51	186	(73)	294
Share of profit of investment in equity accounted investees, net of tax
Capital expenditures	525	2	94	83	5	709

(1)	Conventional Pipelines revenue includes $5 million associated with U.S. pipeline sales.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $67 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	In 2017, no customer accounted for 10 percent or more of total revenue.

Pembina Pipeline Corporation

3 Months Ended March 31, 2016 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
External revenue:
Pipeline transportation	146	51				197
Terminalling, storage and hub services				766		766
Gas services			54			54
Total external revenue	146	51	54	766		1,017
Inter-segment revenue:
Pipeline transportation	29	1			(30)
Terminalling, storage and hub services
Gas services			2		(2)
Total inter-segment revenue	29	1	2		(32)
Total revenue(4)	175	52	56	766	(32)	1,017
Operating expenses	46	19	16	16	(3)	94
Cost of goods sold, including product purchases			3	652	(32)	623
Realized loss (gain) on commodity-related derivative financial instruments	1			(16)		(15)
Operating margin	128	33	37	114	3	315
Depreciation and amortization included in operations	25	4	10	23		62
Unrealized loss on commodity-related derivative financial instruments				16		16
Gross profit	103	29	27	75	3	237
Depreciation included in general and administrative					5	5
Other general and administrative	3	1	2	6	41	53
Reportable segment results from operating activities	100	28	25	69	(43)	179
Net finance costs	2			5	33	40
Reportable segment earnings (loss) before tax and equity accounted investees	98	28	25	64	(76)	139
Share of profit of investment in equity accounted investees, net of tax				(1)		(1)
Capital expenditures	219	21	30	100	5	375

(1)	Conventional Pipelines revenue includes $3 million associated with U.S. pipeline sales.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $36 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	In 2016, no customers accounted for 10 percent or more of total revenue.

10. FINANCIAL INSTRUMENTS

Fair values

The basis for determining fair value is disclosed in Note 3.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Condensed Consolidated Interim Statements of Financial Position, are as follows:

Pembina Pipeline Corporation

	March 31, 2017		December 31, 2016
($ millions)	Carrying Value	Fair Value	Carrying value	Fair Value
Financial assets carried at fair value
Derivative financial instruments	6	6	9	9
Financial assets carried at amortized cost
Cash and cash equivalents	36	36	35	35
Trade receivables and other	463	463	451	451
Other assets	11	11	11	11
	510	510	497	497
Financial liabilities carried at fair value
Derivative financial instruments(1)	67	67	123	123
Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	774	774	645	645
Taxes Payable	4	4	5	5
Dividends payable	64	64	64	64
Loans and borrowings(1)	4,339	4,572	4,008	4,234
Convertible debentures(2)	144	211	143	210
	5,325	5,625	4,865	5,158

(1)	Carrying value of current and non-current balances.
(2)	Carrying value excludes conversion feature of convertible debentures.

11. SUBSEQUENT EVENTS

On May 1, 2017 the Company and Veresen Inc. ("Veresen") announced that they have entered into an arrangement agreement, whereby Pembina is offering to acquire all the issued and outstanding shares of Veresen by way of a plan of arrangement under the Business Corporations Act (Alberta). The Transaction is valued at approximately $9.7 billion including the assumption of Veresen's debt (including subsidiary debt) and preferred shares.

Pembina is offering to acquire all of the outstanding Veresen common shares in exchange for either (i) 0.4287 of a common share of Pembina or (ii) $18.65 in cash per common share, subject to pro-ration based on maximum share consideration of approximately 99.5 million Pembina common shares and maximum cash consideration of approximately $1.523 billion. Assuming full pro-ration, each Veresen shareholder would receive $4.8494 in cash and 0.3172 of a common share of Pembina for each Veresen common share. This offer represents a 21.8 percent premium to Veresen's 20 day weighted average price of $15.31 and a 22.5 percent premium to Veresen's closing share price of $15.23 on April 28, 2017.

The Transaction was unanimously approved by the Boards of Directors of both companies and is expected to close late in the third quarter or early in the fourth quarter of 2017. The Transaction is subject to approval of at least 66 2/3 percent of holders of Veresen's common shares represented in person or by proxy at a special meeting of Veresen common shareholders to be called to consider the Transaction, approval of the Court of Queen's Bench, certain regulatory approvals in Canada and the United States ("U.S."), and other customary conditions. Upon completion of the Transaction, Pembina's common shareholders are expected to own approximately 80 percent of the combined company and Veresen's shareholders are expected to own approximately 20 percent. Affirming their belief in the value of the Transaction, the Board of Directors and executive management of Veresen will elect to receive share consideration.

Pembina Pipeline Corporation

Furthermore, Veresen will be seeking approval of holders of outstanding Veresen preferred shares to effect the exchange of such shares for Pembina preferred shares with the same terms and conditions as the outstanding Veresen preferred shares. For such exchange to occur at closing of the Transaction, approval of at least 66 2/3 percent of holders of Veresen's preferred shares is required, voting as one class, represented in person or by proxy at a special meeting of Veresen preferred shareholders to be called to consider the Transaction. Closing of the Transaction is not conditional on the approval of the holders of Veresen's preferred shares.

The acquisition is also subject to certain regulatory approvals. Upon closing of this transaction, Pembina will also increase its monthly dividend by 5.9 percent to $0.18 cents per common share.

Pembina Pipeline Corporation

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 4000, 585 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: (403) 231-7500

AUDITORS

KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.K, PPL.PR.M

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone:	(403) 231-3156
Fax:	(403) 237-0254
Toll Free:	1-855-880-7404
Email:	investor-relations@pembina.com
Website:	www.pembina.com